Exhibit 99.1

Telesat Reports Results for the First Quarter Ended March 31, 2013

OTTAWA, CANADA, May 2, 2013 - Telesat Holdings Inc. (“Telesat”) today announced its financial results for the three month period ended March 31, 2013. All amounts are in Canadian dollars and are reported under International Financial Reporting Standards (“IFRS”) unless otherwise noted.

For the quarter ended March 31, 2013, Telesat reported consolidated revenues of $219 million, an increase of approximately 12% ($23 million) compared to the same period in 2012. Revenue growth was principally the result of the successful deployment of the Nimiq 6 satellite in the second quarter of 2012 and higher equipment sales. Operating expenses of $50 million were 40% ($33 million) lower than for the same period in 2012 related primarily to special compensation payments to executives and certain employees in connection with the cash distributions made to Telesat’s shareholders in 2012. Adjusted EBITDA1 was $170 million, an increase of 12% ($18 million) over the same period in 2012. The Adjusted EBITDA margin1 for the first quarter of 2013 was 78%, which is unchanged from the same period in 2012.

Telesat’s net loss for the quarter was $97 million compared to net income of $98 million for the quarter ended March 31, 2012. The unfavorable variation was due in part to a non-cash loss on foreign exchange which was the result of the U.S. dollar strengthening relative to the Canadian dollar during the quarter and thus impacting the translation of Telesat’s U.S. dollar denominated debt at the end of the quarter. Results were also negatively impacted by a non-cash loss on changes in the fair value of financial instruments, which resulted primarily from Telesat’s notice to redeem its 12.5% Senior Subordinated Notes and consequent write-off of the related prepayment option. The unfavorable variations were partially offset by lower total operating expenses and an increase in revenues.

“I am very pleased with our strong performance in the first quarter of 2013,” commented Dan Goldberg, Telesat’s President and CEO. “Compared to the same period in 2012, we experienced meaningful growth in revenue and Adjusted EBITDA as a result of continued investments in our satellite fleet and discipline on the cost side of our business.  With respect to investments in our fleet, we recently successfully launched our Anik G1 satellite, which has considerable expansion capacity, a significant portion of which is already contracted for the life of the satellite.  We also recently re-priced certain of our Term Loan facilities and redeemed our 12.5% Notes, steps that will reduce our borrowing costs and support improvement in our cash flows.  In light of the strong growth we experienced in the quarter, the anticipated near term entry into commercial service of Anik G1, and our industry-leading contractual backlog, we are well positioned to continue to grow our business this year and beyond.”

Business Highlights

•	At March 31, 2013:

o	Telesat had contracted backlog for future services of approximately $5.0 billion.

o	Fleet utilization was 91% for Telesat’s North American fleet and 84% for Telesat’s international fleet.

•	On April 15, 2013, Telesat successfully launched the Anik G1 satellite. Anik G1 will be located at the 107.3 degrees West Longitude orbital location and will provide a range of communications services, including direct-to-home (‘‘DTH’’) video for Canada, X-band for government applications in the Americas and Pacific Ocean Region, and C-band and Ku-band services in South America. Anik G1 is expected to enter into commercial service in May 2013.

•	On May 1, 2013, Telesat Canada and Telesat LLC redeemed all of their 12.5% Senior Subordinated Notes due November 1, 2017, at a price of 106.25% of the principal amount.

•	On April 2, 2013, Telesat Canada and Telesat LLC re-priced and amended their existing credit agreement, dated March 28, 2012 (the ‘‘Credit Agreement’’). The amendment converted $34 million from Canadian to U.S. dollars and decreased the interest rates on the Canadian Term Loan B Facility and U.S. Term Loan B Facility by 0.50%. The amendment also decreased the interest rate floors on the debt to 1.00% and 0.75% for the Canadian Term Loan B Facility and U.S. Term Loan B Facility, respectively. The permitted leverage ratio to incur first lien debt is now 4.25:1.00 which represents a change from the prior 4.00:1.00 senior secured leverage ratio test in the Credit Agreement.

Telesat’s report on Form 6-K for the quarter ended March 31, 2013 has been filed with the U.S. Securities and Exchange Commission (SEC) and may be accessed on the SEC’s website at www.sec.gov.

Telesat has scheduled a conference call on Thursday, May 2, 2013 at 10:30 a.m. ET to discuss its financial results for the quarter ended March 31, 2013 and other recent developments. The call will be hosted by Daniel S. Goldberg, President and Chief Executive Officer, and Michel Cayouette, Chief Financial Officer, of Telesat.

Dial-in Instructions:

The toll-free dial-in number for the teleconference is +1 (866) 226-1792. Callers outside of North America should dial +1 (416) 340-2216. Please allow at least 15 minutes prior to the scheduled start time to connect to the teleconference.

2

Dial-in Audio Replay:

A replay of the teleconference will be available beginning one hour after the end of the call on May 2, 2013 until 11:59 p.m. ET on May 16, 2013. To access the replay, please call +1 (800) 408-3053. Callers outside of North America should dial +1 (905) 694-9451. The access code is 3891046 followed by the number sign (#).

All Adjusted EBITDA and Adjusted EBITDA margins included in this release are non-IFRS financial measures, as described in the End Notes section of this release. For information reconciling non-IFRS financial measures to the most comparable IFRS financial measures, please see the consolidated financial information below.

Forward-Looking Statements Safe Harbor

This news release contains statements that are not based on historical fact and are ‘‘forward-looking statements’’ within the meaning of the Private Securities Litigation Reform Act of 1995. When used in this news release, the words “expect”, “will”, “would”, “well positioned to” or other variations of these words or other similar expressions are intended to identify forward-looking statements and information. Actual results may differ materially from the expectations expressed or implied in the forward-looking statements as a result of known and unknown risks and uncertainties. Detailed information about some of the known risks and uncertainties is included in the “Risk Factors” section of Telesat Holdings Inc.’s Annual Report on Form 20-F for the fiscal year ended December 31, 2012, and the amendment thereto, both of which are filed with the United States Securities and Exchange Commission (SEC), which can be obtained on the SEC’s website at http://www.sec.gov. Known risks and uncertainties include but are not limited to: risks associated with operating satellites and providing satellite services, including satellite construction or launch delays, launch failures, in-orbit failures or impaired satellite performance, volatility in exchange rates and risks associated with domestic and foreign government regulation. The foregoing list of important factors is not exhaustive. The information contained in this news release reflects Telesat’s beliefs, assumptions, intentions, plans and expectations as of the date of this news release. Except as required by law, Telesat disclaims any obligation or undertaking to update or revise the information herein.

About Telesat (www.telesat.com)

Telesat is a leading global satellite operator, providing reliable and secure satellite-delivered communications solutions worldwide to broadcast, telecom, corporate and government customers. Headquartered in Ottawa, Canada, with offices and facilities around the world, the company’s state-of-the-art fleet will grow to 14 satellites once Telesat’s recently-launched Anik G1 satellite is brought into service. The fleet today consists of 13 satellites plus the Canadian payload on ViaSat-1. Telesat also manages the operations of additional satellites for third parties. Privately held, Telesat’s principal shareholders are Canada’s Public Sector Pension Investment Board and Loral Space & Communications Inc. (NASDAQ: LORL).

For further information:

Michael Bolitho, Telesat, +1 (613) 748-8700 ext. 2336 (ir@telesat.com)

3

Telesat Holdings Inc.

Condensed Consolidated Statements of (Loss) Income

For the three months ended March 31

(in thousands of Canadian dollars) (unaudited)	2013	2012(2)
Revenue	$218,848	$196,258
Operating expenses	(49,990)	(83,333)
	168,858	112,925
Depreciation	(49,910)	(49,960)
Amortization	(8,164)	(9,102)
Other operating gains (losses), net	471	(58)
Operating income	111,255	53,805

Interest expense	(61,830)	(54,713)
Loss on financing	(18,359)	(21,888)
Interest and other income	385	725
(Loss) gain on changes in fair value of financial instruments	(55,187)	60,973
(Loss) gain on foreign exchange	(67,561)	58,772
(Loss) income before tax	(91,297)	97,674
Tax (expense) recovery	(6,121)	595
Net (loss) income	$(97,418)	$98,269

4

Telesat Holdings Inc.

Condensed Consolidated Balance Sheets

	March 31,	December 31,
(in thousands of Canadian dollars)(unaudited)	2013	2012
Assets
Cash and cash equivalents	$259,943	$180,961
Trade and other receivables	57,351	63,762
Other current financial assets	6,923	6,799
Prepaid expenses and other current assets	24,113	22,946
Total current assets	348,330	274,468
Satellites, property and other equipment	2,071,310	2,090,754
Other long-term financial assets	46,501	131,535
Other long-term assets	4,069	4,692
Intangible assets	851,277	858,697
Goodwill	2,446,603	2,446,603
Total assets	$5,768,090	$5,806,749

Liabilities
Trade and other payables	$51,799	$35,709
Other current financial liabilities	115,148	90,591
Other current liabilities	78,265	77,930
Current indebtedness	259,977	31,953
Total current liabilities	505,189	236,183
Long-term indebtedness	3,211,599	3,374,977
Deferred tax liabilities	477,598	485,163
Other long-term financial liabilities	254,419	281,462
Other long-term liabilities	390,316	402,232
Total liabilities	4,839,121	4,780,017

Shareholders' Equity
Share capital	656,394	656,394
Accumulated earnings	274,875	373,042
Reserves	(2,300)	(2,704)
Total shareholders' equity	928,969	1,026,732
Total liabilities and shareholders' equity	$5,768,090	$5,806,749

5

Telesat Holdings Inc.

Condensed Consolidated Statements of Cash Flows

For the three months ended March 31

(in thousands of Canadian dollars)(unaudited)	2013	2012(2)
Cash flows from operating activities
Net (loss) income	$(97,418)	$98,269
Adjustments to reconcile net (loss) income to cash flows from operating activities:
Amortization and depreciation	58,074	59,062
Deferred tax expense (recovery)	1,181	(676)
Unrealized foreign exchange loss (gain)	71,500	(63,966)
Loss (gain) on derivatives	55,187	(60,519)
Share based compensation	43	299
(Gain) loss on disposal of assets	(471)	58
Loss on financing	18,359	21,888
Interest expense on employee benefit plans	659	804
Other	(9,238)	(14,867)
Customer prepayments on future satellite services	-	8,904
Insurance proceeds	-	312
Repurchase of stock options	(701)	-
Operating assets and liabilities	22,378	62,416
Net cash from operating activities	$119,553	$111,984
Cash flows used in investing activities
Satellite programs	$(29,214)	$(51,097)
Purchase of other property and equipment	(1,693)	(1,821)
Purchase of intangible assets	(6)	-
Proceeds from sale of assets	1,008	6
Net cash used in investing activities	$(29,905)	$(52,912)
Cash flows used in financing activities
Proceeds from indebtedness	$-	$2,397,068
Proceeds from issue of promissory note	-	145,466
Repayment of indebtedness	(11,132)	(1,906,415)
Repayment of senior preferred shares	-	(141,435)
Payment of debt issue costs	-	(36,005)
Return of capital to shareholders	-	(586,202)
Dividends paid on preferred shares	(10)	-
Satellite performance incentive payments	(453)	(449)
Net cash used in financing activities	$(11,595)	$(127,972)

Effect of changes in exchange rates on cash and cash equivalents	$929	$(196)

Increase (decrease) in cash and cash equivalents	$78,982	$(69,096)
Cash and cash equivalents, beginning of period	180,961	277,962
Cash and cash equivalents, end of period	$259,943	$208,866

Supplemental disclosure of cash flow information
Interest received	$239	$529
Interest paid	$35,313	$38,722
Income taxes paid	$8,746	$1,227

6

The following table reconciles Telesat’s net income to Telesat’s Adjusted EBITDA1 and presents Telesat’s Adjusted EBITDA margin1:

	Three months ended March 31
(in thousands of Canadian dollars)(unaudited)	2013	2012(2)
Net (loss) income	$(97,418)	$$98,269
Tax expense (recovery)	6,121	(595)
Loss (gain) loss on changes in fair value of financial instruments	55,187	(60,973)
Loss (gain) on foreign exchange	67,561	(58,772)
Interest and other income	(385)	(725)
Loss on financing	18,359	21,888
Interest expense	61,830	54,713
Depreciation	49,910	49,960
Amortization	8,164	9,102
Other operating (gains) losses, net	(471)	58
Special compensation and benefit expense for executives and employees	1,362	37,170
Non-recurring professional fees associated with financing and special payments to independent directors	-	1,916
Non-cash expense related to share based compensation	43	299
Adjusted EBITDA	$170,263	$152,310

Revenue	$218,848	$196,258

Adjusted EBITDA Margin	77.8%	77.6%

End Notes

1 The common definition of EBITDA is “Earnings Before Interest, Taxes, Depreciation and Amortization.” In evaluating financial performance, Telesat uses revenue and deducts certain operating expenses (including making adjustments to operating expenses for share based compensation expense and unusual and non-recurring items, including restructuring related expenses) to obtain operating income before interest, taxes, depreciation and amortization (“Adjusted EBITDA”) and the Adjusted EBITDA margin (defined as the ratio of Adjusted EBITDA to revenue) as measures of Telesat’s operating performance.

Adjusted EBITDA allows Telesat and investors to compare Telesat’s operating results with that of competitors exclusive of depreciation and amortization, interest and investment income, interest expense, taxes and certain other expenses. Financial results of competitors in the satellite services industry have significant variations that can result from timing of capital expenditures, the amount of intangible assets recorded, the differences in assets’ lives, the timing and amount of investments, the effects of other income (expense), and unusual and non-recurring items. The use of Adjusted EBITDA assists Telesat and investors to compare operating results exclusive of these items. Competitors in the satellite services industry have significantly different capital structures. Telesat believes the use of Adjusted EBITDA improves comparability of performance by excluding interest expense.

Telesat believes the use of Adjusted EBITDA and the Adjusted EBITDA margin along with IFRS financial measures enhances the understanding of Telesat’s operating results and is useful to Telesat and investors in comparing performance with competitors, estimating enterprise value and making investment decisions. Adjusted EBITDA as used here may not be the same as similarly titled measures reported by competitors. Adjusted EBITDA should be used in conjunction with IFRS financial measures and is not presented as a substitute for cash flows from operations as a measure of Telesat’s liquidity or as a substitute for net income as an indicator of Telesat’s operating performance.

2 A change in accounting policy has resulted in a change to the 2012 comparative figures. For more information on the impacts of the change, please refer to note 3 of Telesat’s condensed consolidated interim statements, filed with the SEC.

7